SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2004

HDFC BANK LIMITED
(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,
Lower Parel (West), Mumbai 400 013, India
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes ☐                     No ☑

SIGNATURES
EXHIBIT INDEX
EX-1 LETTER TO NYSE DATED NOV 5, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
	By:	/s/ Vinod Yennemadi
		Name:	Vinod Yennemadi
		Title:	Country Head-Finance, Taxation, Administration and Secretarial
Dated: 5th November, 2004

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
I	Letter addressed to The New York Stock Exchange, USA intimating reconstitution of the Audit & Compliance Committee of the Board at the meeting of the Board of Directors of the Bank held on 21st October, 2004.